Exhibit 3.229

THE COMPANIES ACT 2006 PRIVATE COMPANY LIMITED BY SHARES MEMORANDUM OF ASSOCIATION OF ROWAN NO.2 LIMITED Each subscriber to this memorandum of association wishes to fonn a company under the Companies Act 2006 and agrees to become a member of the Company and 10 take at least one share. Name of each subscriber Authentication by each subscriber ABOGADO NOMINEES LIMITED Dated I Ith April 2012 Memorandum of Association . 1 - 11 Apr 2012 11:40